                              S  A  M

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 03-09

  March 4, 2009

MANTO CUBA-SAN ANTONIO AREA & PUNTILLA-CONCEPCION AREA - INCA PROJECT, CHILE

COMPILATION OF INCA PROJECT PHASE I EXPLORATION RESULTS COMPLETED

SAMEX has compiled Phase I exploration results for the Manto Cuba-San Antonio and Puntilla-Concepcion areas which adjoin each other and comprise a portion of the INCA Project in Chile.  A program of Phase domain IP surveys, detailed geologic mapping and twelve drill holes totaling 2,979 meters in the two areas have provided the following results:

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Defining two geophysical anomalies – the Manto Cuba-San Antonio anomaly, 600 meters long; and the Puntilla-Concepcion anomaly, 1,000 meters long by 300 meters wide.

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Identifying at least four new untested breccia pipes which have little-to-no surface expression.

Four graphic plates, including maps, cross-sections, tables of geochemical results, histograms, IP anomalies and photos related to this news release can be viewed on the SAMEX website at www.samex.com.  A more detailed technical summary of the results from the Manto Cuba-San Antonio area and the Puntilla-Concepcion area is also posted on the website.

In the Manto Cuba-San Antonio area, a phase-domain IP survey along four lines detected, using the raw data, moderate to strong, coherent pant’s leg type anomalies that coincide with copper-sulfide mineralized breccia pipes and sheeted-vein zones (Plate 2 - Figures 3, 4, 5, 7).  Correlating these anomalies between lines defined a highly prospective arcuate zone 600 meters long that runs from the San Antonio mine swinging southeastwardly to southerly through the Manto Cuba and San Pedro mines (P2 - Fig2).

Three new tourmalinized breccia pipes were found in the Manto Cuba-San Antonio area, (P1 – Fig2) of which all likely contain enriched oxide- and secondary sulfide, and deeper primary copper sulfide mineralization.  The nature of enriched mineralization from historic ore piles at the San Antonio mine indicated the miners had encountered a fourth breccia pipe without strong surface expression.  Past mining extracted, via a +/-60 meter-deep shaft, small quantities of high-grade, oxide- and enriched secondary sulfide copper mineralization hosted by massive sericite rock which has an identical appearance to mined material from the enriched ore body of the Manto Cuba #1 breccia pipe.  Samples with conspicuous abundant chalcocite content from the San Antonio mine ore stockpiles ran 6.2% to 9.5% copper.

Nine core drill holes totaling 2,203.10 meters have been completed in the Manto Cuba-San Antonio area.  Seven of the drill holes (SA-L5-01 to 07) represent a systematic test of a series of three IP anomalies (P2 – Fig6) produced from inversion modeling of the data and which are spaced over a one kilometer distance through the San Antonio mine area.  Two drill holes (MC-L2-01 & -02) near the Manto Cuba mine were also completed.  These two holes were completed to search for indications of deeper seated source porphyry copper intrusion, and also, determine if breccia-hosted, high-grade, enriched secondary and underlying, lower grade, primary copper-sulfide mineralization extended southwestward from the Manto Cuba mine toward and beneath the San Pedro cluster of breccia pipes.  The drill holes determined that mineralized-breccia does not extend outward as a gently dipping zone, but is restricted with a steep orientation to within the breccia pipe.  These holes also did not find indications of a proximal source porphyry copper intrusion.

In the Puntilla-Concepcion area, a strong electrical response (13 to >30 milliradianes) was detected along three phase-domain IP lines over an area measuring +1,000-meters long (open-ended) and up to 300-meters across. It is centered over the extensive Puntilla-Concepcion system of gold bearing, copper-sulfide veins and numerous veinlets (P4 - Fig2).

At the Puntilla, Matilde and Concepcion mines, principal veins were mined at shallow levels for oxide- and enriched (chalcocite) copper ore (P3 - Fig2).   At greater depth (by +/-200 meters) in the Puntilla mine, where the veins appear to increase sufficiently in width (>1 meter), small quantities of high-grade, copper-sulfide (chalcopyrite) ore have been historically extracted (P3 – Fig4,5,6).  ENAMI (Empresa Nacional Minera) ore shipment records from the last mining operation in 2000, the most recent year of production, show for six months of shipments ore grade ranges of 3.13% to 6.8% copper, 17.3 to 47.1-g/mt silver, and 0.75 to 2.58-g/mt gold (Samex has not verified the grades in the ENAMI records).

In the Puntilla-Concepcion area, three core drill holes were completed totaling 776 meters in the area of the Matilde shaft (MA-01 & 02) and where the Puntilla veins splay out into a horsetail pattern (PU-L1-01) (P3 – Fig3).  This area is also where the strongest IP response occurs (P4 – Fig7) and was far enough away to avoid intersecting stopes of the Puntilla mine.  Numerous minor veinlets and several veins of copper-sulfide were intersected in all the holes (P3 – Fig7,8).   Several of the prominent veins carry from 1.25% copper with 0.323 g/mt gold to 1.75% copper and 0.180 g/mt gold over the 1.5-meters sample length.  Many other intervals of veins contain highly anomalous copper, 1120 ppm (0.11%) to 9520 ppm (0.95%), also over the 1.5-meter sample width.

In summary, the remaining targets in the Manto Cuba-San Antonio area include: (a) the five breccia pipes which still have never been drill tested for enriched oxide- and secondary sulfide mineralization plus deeper primary copper-sulfide and include: San Antonio #2 and #3, Manto Cuba #2, and San Pedro D and E; (b) upper part of the San Antonio mine (#1) breccia pipe for high-grade, enriched oxide- and chalcocite mineralization; and (c) deeper primary copper sulfide mineralization in the Manto Cuba mine (#1) breccia pipe.  The untested portions of these breccia pipes require further exploration to determine the cumulative potential of the Manto Cuba-San Antonio area.  The Puntilla-Concepcion vein system is an extensive, copper-sulfide vein zone hallmarked by a strong geophysical IP expression, which demonstrates a 1,000-meter strike length, which is open ended likely continuing for an unknown distance to the northwest beneath gravel covered llano (plains).  The sheeted-character and simple chalcopyrite content of the veins with their well-developed pyritic-sericite alteration halos cutting propylitically-altered monzonite remain intriguing for high-grade copper and possibly important gold content.  After reviewing the drill results in light of mining records, which show both improvement with width and copper grade of the veins at depths below 200 meters, plus the appearance of a possible important gold credit or high content, further exploration drilling is warranted.  Specifically, two target types are still considered viable – (1) individual veins, or groups of veins, of sufficient width and with high-grades of copper and an important gold credit; and (2) wide zones of narrower sheeted veins amenable to underground bulk mining techniques, but still retaining suitable high copper and gold grades.

Compilation Of Phase I Exploration Results Completed - SAMEX has now completed the compilation and reporting of Phase I exploration results for the INCA Project.  Evaluation of all Phase I results is ongoing in order to quantify and prioritize the targets for future consideration.  The Company is also continuing in its efforts to joint-venture the project with other parties.

“Robert E. Kell”

Vice-President – Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects. Geochemical analyses on samples were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Mr. Kell and Mr. Southam.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.